Filed by Taylor Capital Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Taylor Capital Group, Inc.

Commission File Number: 001-35749

On July 15, 2013, the following email was sent to employees of Taylor Capital Group, Inc.:

From the offices of

BRUCE W. TAYLOR	MARK A. HOPPE
CHAIRMAN	PRESIDENT,
CHIEF EXECUTIVE OFFICER

July 15, 2013

To our colleagues:

Today we have important news to share with you.  Cole Taylor Bank will soon merge into MB Financial Bank, establishing the premier Chicago area commercial bank dedicated to serving middle market businesses and their owners. This merger, which we expect to close in the first half of 2014, brings together two “home-grown” Chicago banks that have provided nearly 200 combined years of financial solutions.

There is a great deal of good news in this merger, including:

•                  This combination results in the united entity becoming Chicago’s third largest locally operated bank holding company on the basis of assets.

•                  We’ll have the ability to offer our customers a broader range of products and services.

•                  There will be increased opportunities to leverage our highly complementary commercial banking businesses.

•                  Each side brings a strong middle market customer base and significant national specialty businesses including leasing, mortgage and asset-based lending areas.

•                  Our Retail presence will increase significantly, providing greater convenience to our customer base via MB’s 85 Chicago-area branches.

•                  And we’ll have a joint culture that values home-grown talent and a commitment to leadership development.

While there are many positives, we know that this news represents change and will prompt questions and concerns.  We have planned an ongoing series of communications to provide you with more information on the merger and answer questions you might have.  We are committed to keeping you updated as we move forward.

Upcoming communication opportunities include:

1.              Our quarterly earnings call with analysts is today at 9 a.m. CST.  Information will be sent in a separate email.

— FOR INTERNAL DISTRIBUTION ONLY —

2.              A Town Hall at Rosemont today is at 1 p.m. CST.  Information will be sent in a separate email.

3.              The joint merger announcement press release, Frequently Asked Questions, and Talking Points for Customers and Vendors are attached to this email and will be made available on CTconnect.

4.              Additional updates this week and in the weeks to come will be posted to a dedicated page on CTconnect.

During an event like this, rumors and speculation are always present.  Please only rely on official communications for your news.  If you receive any calls from the media, please take down the reporter’s name and contact information and email it to Erin Durkalski, Director of Marketing & Product Management, at edurkalski@coletaylor.com.  And, as always, contact your manager with any immediate questions you might have.

We are proud of what this extraordinary group of professionals has built over the years.  With you, we have established an organization whose reputation is strong and whose employees are respected and valued in the industry.  We are confident this merger will further build on our accomplishments and contribute to an even stronger MB into the future.

This is a time for every Cole Taylor Bank team member to shine.  As we move through this transition, we ask for your continued commitment to our customers and your collaboration with each other.  Together, we are making history.

With appreciation,

Bruce W. Taylor	Mark A. Hoppe
Chairman	President and CEO

Additional Information and Where to Find It

In connection with the proposed merger, MB Financial will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement of MB Financial and Taylor Capital Group and a prospectus of MB Financial, as well as other relevant documents concerning the proposed transaction.  Copies of the joint proxy statement/prospectus will be mailed to the stockholders of MB Financial and Taylor Capital Group in connection with their approval of the transaction.  STOCKHOLDERS OF MB FINANCIAL AND TAYLOR CAPITAL GROUP ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MB FINANCIAL, TAYLOR CAPITAL GROUP AND THE PROPOSED MERGER.  Investors and security holders may obtain free copies of the joint proxy statement/prospectus (when available) and other filings containing information about MB Financial and Taylor Capital Group at the SEC’s website at www.sec.gov.  The joint proxy statement/prospectus (when available) and the other filings may also be obtained free of charge at MB Financial’s website at www.mbfinancial.com or at Taylor Capital Group’s website at www.taylorcapitalgroup.com.  The information on these websites is not, and shall not be deemed to be, a part of this release or incorporated into other filings either company makes with the SEC.

MB Financial, Taylor Capital Group and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies of the stockholders of MB Financial and Taylor Capital Group in connection with the proposed merger.  Information about the directors and executive officers of MB Financial and their ownership of MB Financial common stock is set forth in the proxy statement for MB Financial’s 2013 annual meeting of stockholders, as filed with the SEC on Schedule 14A on April 12, 2013. Information about the directors and executive officers of Taylor Capital Group and their ownership of Taylor Capital Group common stock is set forth in the proxy statement for Taylor Capital Group’s 2013 annual meeting of stockholders, as filed with the SEC on a Schedule 14A on April 24, 2013.  Additional information regarding the interests of those participants and other persons who may be deemed to be participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed merger when it becomes available.  Free copies of this document may be obtained as described in the preceding paragraph.